Exhibit 99.1
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Orckit-Corrigent Selected as winner at the 3rd Annual 2011 Golden Bridge Award for “Innovations in Information Technology” with its CM-401x Access Products

Tel Aviv, Israel – August 15, 2011 – Orckit-Corrigent Ltd, a leading Packet Transport Network (PTN) vendor, announced today that it has earned the prestigious Golden Bridge Awards titles for its CM-401x PTN access product line.

The coveted annual Golden Bridge Awards program encompasses the world’s best in organizational performance, products and services, executives and management teams, women in business and the professions, innovations, case studies, product management, public relations and marketing campaigns and customer satisfaction programs from every major industry in the world.

“It is an honor to be named by the Golden Bridge Awards for this esteemed industry award,” said Mr. Sharon Mantin, Vice President Marketing and Products at Orckit-Corrigent. “CM-401x winning award highlights Orckit-Corrigent's commitment to providing innovative PTN technologies and products for SDH migration, Mobile backhaul and Carrier Ethernet networking solutions. The awards also help us build on our reputation in the PTN market as we continue to expand globally and develop new businesses.”

Orckit-Corrigent’s CM-401x product line, awarded for best Access Innovation in Information Technology, includes the CM-4011, CM-4012, and CM-4013 PTN access switches. The products provide complete access solution for legacy SDH and PDH migration, mobile backhaul, and enterprise CLE and pre-aggregation applications. The CM-401x portfolio is equipped with a broad mixture of Ethernet, PDH and SDH interfaces, dual stack IP/MPLS and MPLS-TP, packet synchronization and circuit emulation technologies.

More than 35 judges from a broad spectrum of industry voices from around the world participated in the judging process and their average scores determined the 2011 Golden Bridge Business Awards winners. The winners were announced during the awards dinner and presentation held on August 10, 2011 in New York and was attended by the finalists, industry leaders, and judges.

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About the Golden Bridge Awards
Golden Bridge Awards are an annual industry and peers recognition program honoring Best Companies in every major industry from large to small and new start-ups in North America, Europe, Middle-East, Africa, Asia-Pacific, and Latin-America, Best New Products and Services, Best Innovations, Management and Teams, Women in Business and the Professions, Case Studies, Customer Satisfaction, and PR and Marketing Campaigns from all over the world. Learn more about The Golden Bridge Awards at www.goldenbridgeawards.com

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.
For more information, please visit www.orckit.com. Follow Orckit on Twitter @ORCT

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+972-544-676-950
matthew@ruderfinn.co.il